SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated March 31, 2009

STMicroelectronics N.V.
(Name of Registrant)

39, Chemin du Champ-des-Filles
1228 Plan-les-Ouates, Geneva, Switzerland

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b): 82- __________

Enclosure:  A press release dated March 30, 2009 announcing that STMicroelectronics has completed its $500 million medium-term committed credit-facilities program.

PR No. C2596C

STMicroelectronics Announces Completion of
$500 Million Medium-Term Committed Credit-Facilities Program

Geneva, March 30, 2009 - As part of its ongoing efforts to improve liquidity and financial flexibility, STMicroelectronics (NYSE:STM) today announced the completion of its $500 million medium-term committed credit-facilities program.

The $500 million of credit facilities have been provided on a bilateral basis by Intesa-San Paolo, Société Générale, Citibank, Centrobanca (UBI Group) and Unicredit. The loan agreements have been executed between October 2008 and March 2009 with commitments from the banks for up to 3 years. ST does not currently envisage any utilization of these credit facilities, which have been set up for liquidity purposes to strengthen the Company’s financial flexibility.

Carlo Ferro, Executive Vice President and CFO commented “In this challenging market environment, the completion of the Credit Facilities program represents a strong endorsement of ST’s solid credit profile as well as a sign of vitality of the debt capital market towards leading corporations. Although we have no plan to draw from the new facilities, we are happy to have secured this financial flexibility in advance of any specific need, as liquidity is a key ingredient supporting ST’s business strategy."

Some of the statements contained in this release that are not historical facts are statements of future expectations and other forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933 or Section 21E of the Securities Exchange Act of 1934, each as amended) based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those in such statements. Such forward-looking statements can be identified by the use of forward-looking terminology such as “believes,” “may,” “will,” “should,” “would be” or “anticipates” or similar expressions or the negative thereof or other variations thereof, or by discussions of strategy, plans or intentions. Some of the risk factors we face are set forth and are discussed in more detail in “Item 3. Key Information—Risk Factors” included in our Annual Report on Form 20-F for the year ended December 31, 2007, as filed with the SEC on March 3, 2008 and in our Press release dated January 27, 2009 filed with the SEC under form 6-K on January 28th. Should one or

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more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this release as anticipated, believed or expected. We do not intend, and do not assume any obligation, to update any information or forward-looking statements set forth in this release to reflect subsequent events or circumstances.

Unfavorable changes in the above or other factors listed under “Risk Factors” from time to time in our SEC filings, including our Form 20-F, could have a material adverse effect on our results of operations or financial condition.

About STMicroelectronics
STMicroelectronics is a global leader in developing and delivering semiconductor solutions across the spectrum of microelectronics applications. An unrivalled combination of silicon and system expertise, manufacturing strength, Intellectual Property (IP) portfolio and strategic partners positions the Company at the forefront of System-on-Chip (SoC) technology and its products play a key role in enabling today's convergence markets. The Company's shares are traded on the New York Stock Exchange, on Euronext Paris and on the Milan Stock Exchange. In 2008, the Company's net revenues were $9.84 billion. Further information on ST can be found at www.st.com.

For further information please contact:

STMicroelectronics

Media
Maria Grazia Prestini
Phone: +41 22 929 6945
E-mail: mariagrazia.prestini@st.com

Investors
Tait Sorensen
Phone: +1-602-485-2064
E-mail: tait.sorensen@st.com

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date: March 31, 2009	By:	/s/ Carlo Ferro
		Name:	Carlo Ferro
		Title:	Executive Vice President and
Chief Financial Officer